UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

Achieve Life Sciences, Inc.
(Name of Issuer)

Common stock, $0.001 par value
(Title of Class of Securities)

004468500
(CUSIP Number)

November 18, 2022
(Date of Event which Requires
Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ]  Rule 13d-1(b)
    [X]  Rule 13d-1(c)
    [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 004468500    	SCHEDULE 13G	Page 2


1	Names of Reporting Persons

	Contrarian Achieve SPV LP

2	Check the Appropriate Box if a Member of a Group
				(a)	[ ]
	(See instructions)	(b)	[X]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		Delaware

			5	Sole Voting Power

				0 shares

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY		1,318,918 shares
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				0 shares

			8	Shared Dispositive Power

				1,318,918 shares

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	1,318,918 shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (see instructions)       [ ]

11	Percent of Class Represented by Amount in Row 9

	7.369%

12	Type of Reporting Person (See Instructions)

	IV, Reporting Person is a private investment company

(1)This Schedule 13G is being filed jointly by Contrarian Achieve SPV LP
(the SPV), Contrarian Achieve GP LLC, as general partner of the SPV
(the SPV GP), Contrarian Alpha, LP (the Fund), Contrarian Alpha GP, LLC, as general partner to the Fund (the Fund GP), Contrarian Alpha Management, LLC, as investment manager to the Fund (the Fund IM) and Parker Quillen as manager of the SPV GP, Fund GP and Fund IM (together, the SPV, SPV GP, Fund,
Fund GP, Fund IM and Parker Quillen are the Reporting Persons).

Contrarian Achieve SPV LP owns 1,318,918 shares of Common Stock and Contrarian Alpha, LP owns 48,955 shares of Common Stock. The SPV GP, Fund GP, Fund IM and Parker Quillen are filing jointly with the SPV and Fund as a result of their dispositive power over the shares from their position with respect to the SPV and the Fund.

The calculation of the beneficial ownership of the Reporting
Persons is based on 17,897,029 shares of Common Stock
Issued and outstanding as of November 18, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 as modified by that certain Current
Report on Form 8-K dated November 18, 2022.

CUSIP No. 004468500    	SCHEDULE 13G	Page 3


1	Names of Reporting Persons

	Contrarian Alpha, LP

2	Check the Appropriate Box if a Member of a Group
				(a)	[ ]
	(See instructions)	(b)	[X]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		Delaware

			5	Sole Voting Power

				0 shares

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY		48,955 shares
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				0 shares

			8	Shared Dispositive Power

				48,955 shares

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	48,955 shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (see instructions)       [ ]

11	Percent of Class Represented by Amount in Row 9

	3.712%

12	Type of Reporting Person (See Instructions)

	IV, Reporting Person is a private investment company

(1)This Schedule 13G is being filed jointly by Contrarian Achieve SPV LP
(the SPV), Contrarian Achieve GP LLC, as general partner of the SPV
(the SPV GP), Contrarian Alpha, LP (the Fund), Contrarian Alpha GP, LLC, as general partner to the Fund (the Fund GP), Contrarian Alpha Management, LLC, as investment manager to the Fund (the Fund IM) and Parker Quillen as manager of the SPV GP, Fund GP and Fund IM (together, the SPV, SPV GP, Fund,
Fund GP, Fund IM and Parker Quillen are the Reporting Persons).

Contrarian Achieve SPV LP owns 1,318,918 shares of Common Stock and Contrarian Alpha, LP owns 48,955 shares of Common Stock. The SPV GP, Fund GP, Fund IM and Parker Quillen are filing jointly with the SPV and Fund as a result of their dispositive power over the shares from their position with respect to the SPV and the Fund.

The calculation of the beneficial ownership of the Reporting
Persons is based on 17,897,029 shares of Common Stock
Issued and outstanding as of November 18, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 as modified by that certain Current
Report on Form 8-K dated November 18, 2022.

CUSIP No. 004468500    	SCHEDULE 13G	Page 4


1	Names of Reporting Persons

	Contrarian Achieve GP LLC

2	Check the Appropriate Box if a Member of a Group
				(a)	[ ]
	(See instructions)	(b)	[X]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		Delaware

			5	Sole Voting Power

				0 shares

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY		1,318,918 shares
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				0 shares

			8	Shared Dispositive Power

				1,318,918 shares

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	1,318,918 shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (see instructions)       [ ]

11	Percent of Class Represented by Amount in Row 9

	7.369%

12	Type of Reporting Person (See Instructions)

	IA, Reporting Person is an investment adviser

(1)This Schedule 13G is being filed jointly by Contrarian Achieve SPV LP
(the SPV), Contrarian Achieve GP LLC, as general partner of the SPV
(the SPV GP), Contrarian Alpha, LP (the Fund), Contrarian Alpha GP, LLC, as general partner to the Fund (the Fund GP), Contrarian Alpha Management, LLC, as investment manager to the Fund (the Fund IM) and Parker Quillen as manager of the SPV GP, Fund GP and Fund IM (together, the SPV, SPV GP, Fund,
Fund GP, Fund IM and Parker Quillen are the Reporting Persons).

Contrarian Achieve SPV LP owns 1,318,918 shares of Common Stock and Contrarian Alpha, LP owns 48,955 shares of Common Stock. The SPV GP, Fund GP, Fund IM and Parker Quillen are filing jointly with the SPV and Fund as a result of their dispositive power over the shares from their position with respect to the SPV and the Fund.

The calculation of the beneficial ownership of the Reporting
Persons is based on 17,897,029 shares of Common Stock
Issued and outstanding as of November 18, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 as modified by that certain Current
Report on Form 8-K dated November 18, 2022.

CUSIP No. 004468500    	SCHEDULE 13G	Page 5


1	Names of Reporting Persons

	Contrarian Alpha GP LLC

2	Check the Appropriate Box if a Member of a Group
				(a)	[ ]
	(See instructions)	(b)	[X]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		New York

			5	Sole Voting Power

				0 shares

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY		48,955 shares
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				0 shares

			8	Shared Dispositive Power

				48,955 shares

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	48,955 shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (see instructions)       [ ]

11	Percent of Class Represented by Amount in Row 9

	3.712%

12	Type of Reporting Person (See Instructions)

	IA, Reporting Person is an investment adviser

(1)This Schedule 13G is being filed jointly by Contrarian Achieve SPV LP
(the SPV), Contrarian Achieve GP LLC, as general partner of the SPV
(the SPV GP), Contrarian Alpha, LP (the Fund), Contrarian Alpha GP, LLC, as general partner to the Fund (the Fund GP), Contrarian Alpha Management, LLC, as investment manager to the Fund (the Fund IM) and Parker Quillen as manager of the SPV GP, Fund GP and Fund IM (together, the SPV, SPV GP, Fund,
Fund GP, Fund IM and Parker Quillen are the Reporting Persons).

Contrarian Achieve SPV LP owns 1,318,918 shares of Common Stock and Contrarian Alpha, LP owns 48,955 shares of Common Stock. The SPV GP, Fund GP, Fund IM and Parker Quillen are filing jointly with the SPV and Fund as a result of their dispositive power over the shares from their position with respect to the SPV and the Fund.

The calculation of the beneficial ownership of the Reporting
Persons is based on 17,897,029 shares of Common Stock
Issued and outstanding as of November 18, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 as modified by that certain Current
Report on Form 8-K dated November 18, 2022.


CUSIP No. 004468500    	SCHEDULE 13G	Page 6


1	Names of Reporting Persons

	Contrarian Alpha Management LLC

2	Check the Appropriate Box if a Member of a Group
				(a)	[ ]
	(See instructions)	(b)	[X]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		New York

			5	Sole Voting Power

				0 shares

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY		48,955 shares
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				0 shares

			8	Shared Dispositive Power

				48,955 shares

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	48,955 shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (see instructions)       [ ]

11	Percent of Class Represented by Amount in Row 9

	3.712%

12	Type of Reporting Person (See Instructions)

	IA, Reporting Person is an investment adviser

(1)This Schedule 13G is being filed jointly by Contrarian Achieve SPV LP
(the SPV), Contrarian Achieve GP LLC, as general partner of the SPV
(the SPV GP), Contrarian Alpha, LP (the Fund), Contrarian Alpha GP, LLC, as general partner to the Fund (the Fund GP), Contrarian Alpha Management, LLC, as investment manager to the Fund (the Fund IM) and Parker Quillen as manager of the SPV GP, Fund GP and Fund IM (together, the SPV, SPV GP, Fund,
Fund GP, Fund IM and Parker Quillen are the Reporting Persons).

Contrarian Achieve SPV LP owns 1,318,918 shares of Common Stock and Contrarian Alpha, LP owns 48,955 shares of Common Stock. The SPV GP, Fund GP, Fund IM and Parker Quillen are filing jointly with the SPV and Fund as a result of their dispositive power over the shares from their position with respect to the SPV and the Fund.

The calculation of the beneficial ownership of the Reporting
Persons is based on 17,897,029 shares of Common Stock
Issued and outstanding as of November 18, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 as modified by that certain Current
Report on Form 8-K dated November 18, 2022.

CUSIP No. 004468500    	SCHEDULE 13G	Page 7

1	Names of Reporting Persons

	Parker Quillen

2	Check the Appropriate Box if a Member of a Group
				(a)	[ ]
	(See instructions)	(b)	[X]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		USA

			5	Sole Voting Power

				0 shares

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY		1,367,873 shares
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				0 shares

			8	Shared Dispositive Power

				1,367,873 shares

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	1,367,873 shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (see instructions)       [ ]

11	Percent of Class Represented by Amount in Row 9

	7.643%

12	Type of Reporting Person (See Instructions)

	IN, Reporting Person is an individual

(1)This Schedule 13G is being filed jointly by Contrarian Achieve SPV LP
(the SPV), Contrarian Achieve GP LLC, as general partner of the SPV
(the SPV GP), Contrarian Alpha, LP (the Fund), Contrarian Alpha GP, LLC, as general partner to the Fund (the Fund GP), Contrarian Alpha Management, LLC, as investment manager to the Fund (the Fund IM) and Parker Quillen as manager of the SPV GP, Fund GP and Fund IM (together, the SPV, SPV GP, Fund,
Fund GP, Fund IM and Parker Quillen are the Reporting Persons).

Contrarian Achieve SPV LP owns 1,318,918 shares of Common Stock and Contrarian Alpha, LP owns 48,955 shares of Common Stock. The SPV GP, Fund GP, Fund IM and Parker Quillen are filing jointly with the SPV and Fund as a result of their dispositive power over the shares from their position with respect to the SPV and the Fund.

The calculation of the beneficial ownership of the Reporting
Persons is based on 17,897,029 shares of Common Stock
Issued and outstanding as of November 18, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 as modified by that certain Current
Report on Form 8-K dated November 18, 2022.

CUSIP No. 004468500	        SCHEDULE 13G	Page 8


Item 1(a).	Name of Issuer.

	Achieve Life Sciences, Inc., a Delaware corporation

Item 1(b).	Address of Issuer's Principal Executive Offices.

	1040 West Georgia Street, Suite 1030, Vancouver, BC, Canada V6E 4H1

Item 2(a).	Name of Person Filing.

	This Schedule 13G is being filed jointly by Contrarian Achieve SPV LP (the SPV), Contrarian Achieve GP LLC, as general partner of the SPV (the SPV GP), Contrarian Alpha, LP (the Fund), Contrarian Alpha GP, LLC, as general partner to the Fund (the Fund GP), Contrarian Alpha Management, LLC, as investment manager to the Fund (the Fund IM) and Parker Quillen as manager of the SPV GP, Fund GP and Fund IM (together, the SPV, SPV GP, Fund, Fund GP, Fund IM and Parker Quillen are the Reporting Persons).

Item 2(b).	Address of Principal Business Office or, if none,
Residence.

	22 Fieldview Lane, East Hampton, NY 11937

Item 2(c).	Citizenship.

	Contrarian Achieve SPV LP is a Delaware limited partnership
	Contrarian Alpha, LP, is a Delaware limited partnership
	Contrarian Achieve GP LLC, is a Delaware limited liability company Contrarian Alpha GP, LLC, is a New York limited liability company Contrarian Alpha Management, LLC, is a New York limited liability company Parker Quillen is an American citizen

Item 2(d).	Title of Class of Securities.

	Common stock, $0.001 par value

Item 2(e).	CUSIP Number.

	004468500

Item 3.	If this statement is filed pursuant to 240.13d-
1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).


CUSIP No. 004468500	       SCHEDULE 13G	Page 9


(d) [ ] Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).

(e)  [ ] An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company act of 1940 (15 U.S.C. 80a-3).

(j)  [ ] A non-U.S. institution in accordance with Rule
240.13d-1(b)(1)(ii)(J);

(K)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule
240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______

Item 4.	Ownership.

	Reference is hereby made to Items 5-9 and 11 of Pages 2, 3, 4, 5, 6 and 7 of this Schedule 13G, which Items are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a
Class.

	Not applicable.

CUSIP No. 004468500	       SCHEDULE 13G	Page 10


Item 6.	Ownership of More Than Five Percent on Behalf of
Another Person.

	Not applicable.

Item 7.	Identification and Classification of the
Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

	Not applicable.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below, Parker Quillen certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



CUSIP No. 004468500  	SCHEDULE 13G	Page 11


Signature


	After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:	November 21, 2022

Contrarian Achieve SPV LP
	Contrarian Achieve GP LLC

	/s/ Parker Quillen
	________________________
	By:    	Parker Quillen
	its:	Manager of General Partner,
		Contrarian Achieve GP LLC


Contrarian Achieve GP LLC


	/s/ Parker Quillen
	________________________
	By:    	Parker Quillen
	its:	Manager

Contrarian Alpha, LP
	Contrarian Alpha GP LLC

	/s/ Parker Quillen
	________________________
	By:    	Parker Quillen
	its:	Manager of General Partner,
		Contrarian Alpha GP LLC

Contrarian Alpha GP LLC


	/s/ Parker Quillen
	________________________
	By:    	Parker Quillen
	its:	Manager

Contrarian Alpha Management LLC


	/s/ Parker Quillen
	________________________
	By:    	Parker Quillen
	its:	Manager

Parker Quillen


	/s/ Parker Quillen
	________________________
	Name:  Parker Quillen


EXHIBIT A

      JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities
Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on
Schedule 13G (including additional amendments thereto) with respect to the shares of Common Stock of Achieve Life Sciences, Inc.
This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Date: November 21, 2022

Contrarian Achieve SPV LP
	Contrarian Achieve GP LLC

	/s/ Parker Quillen
	________________________
	By:    	Parker Quillen
	its:	Manager of General Partner,
		Contrarian Achieve GP LLC


Contrarian Achieve GP LLC


	/s/ Parker Quillen
	________________________
	By:    	Parker Quillen
	its:	Manager

Contrarian Alpha, LP
	Contrarian Alpha GP LLC

	/s/ Parker Quillen
	________________________
	By:    	Parker Quillen
	its:	Manager of General Partner,
		Contrarian Alpha GP LLC

Contrarian Alpha GP LLC


	/s/ Parker Quillen
	________________________
	By:    	Parker Quillen
	its:	Manager

Contrarian Alpha Management LLC


	/s/ Parker Quillen
	________________________
	By:    	Parker Quillen
	its:	Manager

Parker Quillen


	/s/ Parker Quillen
	________________________
	Name:  Parker Quillen

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)